Exhibit B

NATIONAL FUEL RESOURCES, INC.
BALANCE SHEET

	AT DECEMBER 31,
	2004	2003
ASSETS
Current Assets:
Cash and Temporary
Cash Investments	$6,881,126	$(754,407)
Accounts Receivable - Net	13,644,643	13,540,363
Accounts Receivable - Interco	196,462	1,847,600
Notes Receivable - Intercompany	12,600,000	23,700,000
Reserve for Bad Debts	(1,089,905)	(1,696,704)
Gas Stored Underground	30,800,678	22,215,000
Other Current Assets	236,085	179,748

	63,269,089	59,031,600

Property, Plant, and Equipment
Furniture and Fixtures	1,180,571	1,160,489
Less - Accumulated DD&A	(1,110,723)	(1,016,531)

	69,848	143,958

Fair Market Value of Derivative
Financial Instruments-Asset	--	3,897,430
Other Assets	572,495	232,968

	$63,911,432	$63,305,956

LIABILITIES
Current Liabilities:
Accounts Payable	$7,502,554	$7,929,926
Accrued Liabilities	4,081,961	9,860,695
Current Income Taxes - Federal	260,728	1,531,915
Accounts Payable - Intercompany	3,450,029	652,331
Notes Payable - Intercompany	--	--
Dividend Payable	2,200,000	200,000

	17,495,272	20,174,867

Long Term Liabilities:
Deferred Income Taxes	(1,131,323)	(2,740,527)
Fair Market Value of Derivative
Financial Instruments-Liability	2,615,148	--
Miscellaneous Deferred Credits	732,139	1,755,937

	2,215,964	(984,590)

Stockholder's Equity:
Common Stock	10,000	10,000
Capital Paid in Excess of Par	33,490,000	33,490,000
Retained Earnings	10,896,619	11,717,028
Unrealized Gain/Loss	(196,423)	(1,101,349)

Total Equity	44,200,196	44,115,679

	$63,911,432	$63,305,956